

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2019

John Sheehan
Chief Financial Officer
Terex Corporation
200 Nyala Farm Road
Westport, CT 06880

  Re: Terex Corporation
    Form 10-K for the Fiscal Year Ended December 31, 2018
    Filed February 25, 2019
    File No. 001-10702

Dear Mr. Sheehan:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Electronics and Machinery